EXENT CORP.

Stroitelnaya str. 9-1, Ivanovka, Chui region, Kyrgyzstan 72000, Tel. +996555158151

May 4, 2018

Mr. Sergio Chinos
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Re: Exent Corp.
Amendment No.1 to
Registration Statement on Form S-1
Filed March 30, 2018
File No. 333-222829

Dear Mr. Sergio Chinos,

Please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Amendment No. 1 to Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on March 30, 2018. Please see the Company’s response to your verbal comment left on April 13, 2018 to the Company’s attorney:

General

1. Under Rule SK 501(b) the cover page of the prospectus must fit on one page.

Response:We have amendment our prospectus to fit the cover page of the prospectus on one page. Additionally, we have inserted the March 31, 2018 financial statements.

We are requesting that your office expedite the review of this amendment as much as possible.

Thank you.

Sincerely,

/s/ Marat Asylbekov
Marat Asylbekov, President